Exhibit 99.1

CRESCO LABS INC.
UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
AS OF SEPTEMBER 30, 2024 AND FOR THE THREE AND NINE MONTHS ENDED
SEPTEMBER 30, 2024 AND 2023
(Expressed in United States Dollars)

CRESCO LABS INC.

INDEX TO UNAUDITED CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Balance Sheets As of September 30, 2024 and December 31, 2023 (In thousands of United States Dollars, except share amounts)

	September 30, 2024	December 31, 2023
ASSETS		(audited)
Current assets:
Cash and cash equivalents	$153,295	$103,429
Restricted cash	3,260	5,091
Accounts receivable, net	54,562	51,070
Inventory, net	92,238	107,789
Loans receivable, short-term	532	1,421
Prepaid expenses	6,387	6,417
Other current assets	1,644	2,870
Total current assets	311,918	278,087
Non-current assets:
Property and equipment, net	352,327	368,308
Right-of-use assets	112,814	117,882
Intangible assets, net	295,646	296,966
Loans receivable, long-term	1,693	826
Investments	651	730
Goodwill	283,634	279,697
Deferred tax asset	16,918	11,547
Other non-current assets	7,331	4,424
Total non-current assets	1,071,014	1,080,380
TOTAL ASSETS	$1,382,932	$1,358,467

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$19,155	$27,587
Accrued liabilities	60,481	69,079
Short-term borrowings	22,255	11,817
Income taxes payable	42,847	82,343
Current portion of lease liabilities	11,169	9,416
Deferred and contingent consideration, short-term	2,662	—
Total current liabilities	158,569	200,242
Non-current liabilities:
Long-term notes and loans payable, net	499,332	497,713
Lease liabilities	157,692	163,811
Deferred tax liability	40,887	40,457
Deferred and contingent consideration, long-term	7,689	6,577
Other long-term liabilities	153,396	21,600
Total non-current liabilities	858,996	730,158
TOTAL LIABILITIES	$1,017,565	$930,400

COMMITMENTS AND CONTINGENCIES (Note 13)

SHAREHOLDERS’ EQUITY
Super Voting Shares, no par value; 500,000 shares authorized, issued and outstanding at September 30, 2024 and December 31, 2023
Subordinate Voting Shares, no par value; Unlimited shares authorized; 330,047,170 and 320,757,119 issued and outstanding at September 30, 2024 and December 31, 2023, respectively
Proportionate Voting Shares[1], no par value; Unlimited shares authorized; 17,661,736 and 18,949,596 issued and outstanding at September 30, 2024 and December 31, 2023, respectively
Special Subordinate Voting Shares[2], no par value; 1,589 shares authorized, issued and outstanding at September 30, 2024 and December 31, 2023
Share capital	1,705,575	1,689,452
Additional paid-in-capital	99,222	82,927
Accumulated other comprehensive loss	(1,430)	(1,151)
Accumulated deficit	(1,346,483)	(1,265,536)
Equity of Cresco Labs Inc.	456,884	505,692
Non-controlling interests	(91,517)	(77,625)
TOTAL SHAREHOLDERS’ EQUITY	365,367	428,067
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$1,382,932	$1,358,467
1Proportionate Voting Shares (“PVS”) presented on an “as-converted” basis to Subordinate Voting Shares (“SVS”) (1-to-200)
2Special Subordinate Voting Shares (“SSVS”) presented on an “as-converted” basis to SVS (1-to-0.00001)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Operations
For the Three and Nine Months Ended September 30, 2024 and 2023
(In thousands of United States Dollars, except share and per share amounts)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Revenues, net	$179,783	$190,559	$548,434	$582,648

Costs of goods sold	86,345	96,919	268,006	316,428

Gross profit	93,438	93,640	280,428	266,220

Operating expenses:
Selling, general and administrative	64,775	71,905	190,222	230,149
Impairment loss	2,320	129,491	2,320	150,993

Total operating expenses	67,095	201,396	192,542	381,142

Income (loss) from operations	26,343	(107,756)	87,886	(114,922)

Other income (expense), net:
Interest expense, net	(15,016)	(11,764)	(42,900)	(46,488)
Other (expense) income, net	(5)	329	(58,657)	1,690

Total other expense, net	(15,021)	(11,435)	(101,557)	(44,798)
Income (loss) before income taxes	11,322	(119,191)	(13,671)	(159,720)
Income tax (expense) benefit	(19,016)	5,746	(47,257)	(25,000)
Net loss	$(7,694)	$(113,445)	$(60,928)	$(184,720)
Net income (loss) attributable to non-controlling interests, net of tax	2,847	2,127	9,138	(6,563)
Net loss attributable to Cresco Labs Inc.	$(10,541)	$(115,572)	$(70,066)	$(178,157)

Net loss per share - attributable to Cresco Labs Inc. shareholders:
Basic and diluted loss per share	$(0.03)	$(0.34)	$(0.20)	$(0.56)
Basic and diluted weighted-average shares outstanding	347,360,904	337,466,885	344,652,104	318,718,524
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss For the Three and Nine Months Ended September 30, 2024 and 2023 (In thousands of United States Dollars)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
Net loss	$(7,694)	$(113,445)	$(60,928)	$(184,720)
Foreign currency translation differences, net of tax	166	(206)	(279)	26
Total comprehensive loss for the period	(7,528)	(113,651)	(61,207)	(184,694)

Comprehensive income (loss) attributable to non-controlling interests, net of tax	2,847	2,127	9,138	(6,563)
Total comprehensive loss attributable to Cresco Labs Inc.	$(10,375)	$(115,778)	$(70,345)	$(178,131)
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2024 and 2023
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss) income, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2024	$1,689,452	$82,927	$(1,151)	$(1,265,536)	$(77,625)	$428,067
Exercise of stock options	3	(1)	—	—	—	2
Share-based compensation	4,419	51	—	—	—	4,470
Payable pursuant to tax receivable agreements	3	—	—	—	—	3
Equity issuances	(200)	—	—	—	—	(200)
Tax distributions to non-controlling interest holders	—	(154)	—	—	(8,766)	(8,920)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,082)	(1,082)
Cresco LLC shares redeemed	1,888	—	—	(2,889)	1,001	—
Foreign currency translation	—	—	(313)	—	—	(313)
Net (loss) income	—	—	—	(5,193)	3,138	(2,055)
Ending Balance as of March 31, 2024	$1,695,565	$82,823	$(1,464)	$(1,273,618)	$(83,334)	$419,972

Exercise of stock options	11	(5)	—	—	—	6
Share-based compensation	559	2,762	—	—	—	3,321
Employee taxes withheld on certain share-based payment arrangements	—	(586)	—	—	—	(586)
Payable pursuant to tax receivable agreements	(365)	—	—	—	—	(365)
Equity issuances related to acquisitions	3,001	—	—	—	—	3,001
Tax distributions to non-controlling interest holders	—	15,939	—	—	(13,252)	2,687
Excess cash distributions to non-controlling interest holders	—	—	—	—	(2,217)	(2,217)
Cresco LLC shares redeemed	5,504	—	—	(7,992)	2,488	—
Foreign currency translation	—	—	(132)	—	—	(132)
Net (loss) income	—	—	—	(54,332)	3,153	(51,179)
Ending Balance as of June 30, 2024	$1,704,275	$100,933	$(1,596)	$(1,335,942)	$(93,162)	$374,508

Share-based compensation	1,300	1,257	—	—	—	2,557
Employee taxes withheld on certain share-based payment arrangements	—	(136)	—	—	—	(136)
Tax distributions to non-controlling interest holders	—	(2,832)	—	—	(59)	(2,891)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(1,143)	(1,143)
Foreign currency translation	—	—	166	—	—	166
Net (loss) income	—	—	—	(10,541)	2,847	(7,694)
Ending Balance as of September 30, 2024	$1,705,575	$99,222	$(1,430)	$(1,346,483)	$(91,517)	$365,367
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc.
Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders’ Equity
For the Three and Nine Months Ended September 30, 2024 and 2023
(In thousands of United States Dollars)

	Share capital	Additional paid-in capital	Accumulated other comprehensive (loss) income, net of tax	Accumulated deficit	Non-controlling interests	Total
Balance as of January 1, 2023	$1,617,093	$87,537	$(1,393)	$(1,076,198)	$(39,356)	$587,683
Share-based compensation	4,483	3,131	—	—	—	7,614
Employee taxes withheld on certain share-based payment arrangements	—	(93)	—	—	—	(93)
Equity issued related to settlement of acquisition related contingent consideration	9,723	—	—	—	—	9,723
Tax distributions to non-controlling interest holders	—	3,017	—	787	(13,371)	(9,567)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(180)	(180)
Cresco LLC shares redeemed	3,465	—	—	(4,089)	624	—
Foreign currency translation	—	—	7	—	—	7
Net loss	—	—	—	(26,051)	(1,761)	(27,812)
Ending Balance as of March 31, 2023	$1,634,764	$93,592	$(1,386)	$(1,105,551)	$(54,044)	$567,375

Share-based compensation	2,407	(1,211)	—	—	—	1,196
Employee taxes withheld on certain share-based payment arrangements	—	(443)	—	—	—	(443)
Payable pursuant to tax receivable agreements	60	—	—	—	—	60
Equity issued related to settlement of acquisition related contingent consideration	37,515	—	—	—	—	37,515
Equity issuances and other adjustments	2	—	—	45	—	47
Tax distributions to non-controlling interest holders	—	2,986	—	—	(13,894)	(10,908)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(4,624)	(4,624)
Cresco LLC shares redeemed	8,833	—	—	(11,933)	3,100	—
Foreign currency translation	—	—	225	—	—	225
Net loss	—	—	—	(36,534)	(6,929)	(43,463)
Ending Balance as June 30, 2023	$1,683,581	$94,924	$(1,161)	$(1,153,973)	$(76,391)	$546,980

Share-based compensation	1,476	2,461	—	—	—	3,937
Employee taxes withheld on certain share-based payment arrangements	—	(77)	—	—	—	(77)
Income tax reserve	—	—	—	363	—	363
Payable pursuant to tax receivable agreements	(34)	—	—	—	—	(34)
Equity issuances and other adjustments	—	—	—	(45)	—	(45)
Tax distributions to non-controlling interest holders	—	(4,824)	—	—	(6,164)	(10,988)
Excess cash distributions to non-controlling interest holders	—	—	—	—	(623)	(623)
Cresco LLC shares redeemed	894	—	—	(1,520)	626	—
Foreign currency translation	—	—	(206)	—	—	(206)
Net (loss) income	—	—	—	(115,572)	2,127	(113,445)
Ending Balance as of September 30, 2023	$1,685,917	$92,484	$(1,367)	$(1,270,747)	$(80,425)	$425,862
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2024 and 2023 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(60,928)	$(184,720)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	45,192	42,260
Amortization of operating lease assets	5,165	5,087
Bad debt expense and provision expense for expected credit loss	547	7,909
Share-based compensation expense	10,459	13,339
Loss on investments	78	422
(Gain) loss on changes in fair value of deferred consideration	(598)	1,204
Tax receivable agreement expense	60,667	—
Loss on inventory write-offs and provision	1,891	5,312
Change in deferred taxes	3,452	(25,537)
Accretion of discount and deferred financing costs on debt arrangements	3,654	3,256
Foreign currency (gain) loss	(230)	67
Loss on disposals of property and equipment	737	(163)
Impairment loss	2,320	150,993
Gain on lease termination	—	(1,136)
Proceeds of contingent consideration in excess of costs over estimated earnings	598	—
Loss on other adjustments to net income	24	321
Changes in operating assets and liabilities:
Accounts receivable	(3,883)	(8,827)
Inventory	9,135	15,013
Prepaid expenses and other assets	190	2,550
Accounts payable and accrued liabilities	3,554	39,302
Operating lease liabilities	(5,792)	(20,900)
Income taxes payable	26,762	16,114
NET CASH PROVIDED BY OPERATING ACTIVITIES	102,994	61,866
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(16,288)	(50,567)
Purchase of intangibles	(3,711)	(2,134)
Proceeds from tenant improvement allowances	616	1,447
Payment of acquisition consideration, net of cash acquired	(3,230)	—
Proceeds from disposals of property and equipment	397	5,060
Payments of loans and advances	—	(1,000)
NET CASH USED IN INVESTING ACTIVITIES	(22,216)	(47,194)
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from exercise of stock options	9	—
Proceeds from the issuance of long-term debt	—	20,175
Payment of debt issuance costs	—	(1,947)
Proceeds (payment) of acquisition-related contingent consideration	705	(1,787)
Payment for equity transfer	(200)	—
Tax distributions to non-controlling interest redeemable unit holders and other members	(22,077)	(30,963)
Excess cash distributions to non-controlling interest redeemable unit holders and other members	(4,442)	(5,427)
Principal payment of property, plant, and equipment vendor financing	(664)	(486)
Principal payments on finance lease obligations	(2,775)	(2,690)
NET CASH USED IN FINANCING ACTIVITIES	(29,444)	(23,125)
Effect of exchange rate changes on cash and cash equivalents	(48)	(41)
Net increase (decrease) in cash and cash equivalents	51,286	(8,494)
Cash and cash equivalents and restricted cash, beginning of period	108,520	121,510
Cash and cash equivalents, end of period	153,295	107,133
Restricted cash, end of period	3,260	5,883
Restricted cash included in other non-current assets, end of period	3,251	—
Cash and cash equivalents and restricted cash, end of period	$159,806	$113,016

Cresco Labs Inc. Unaudited Condensed Interim Consolidated Statements of Cash Flows For the Nine Months Ended September 30, 2024 and 2023 (In thousands of United States Dollars)

	Nine Months Ended September 30,
	2024	2023
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:

CASH PAID DURING THE PERIOD FOR:

Income tax, net	$17,044	$34,424
Interest	31,559	30,679

NON-CASH INVESTING AND FINANCING TRANSACTIONS:

Issuance of shares under business combinations and acquisitions	$3,001	$—
Non-cash consideration for business combination	—	47,238
Non-controlling interests redeemed for equity	3,489	4,351
Increase to net lease liability	—	1,472
Receivable due from seller of previous acquisition	—	705
Liability incurred to purchase property, equipment and intangibles	1,189	879
Liability of property, plant and equipment purchased through vendor financing	784	963
Purchase of property, plant and equipment through inventory	—	48
Unpaid declared distributions to non-controlling interest redeemable unit holders	2,891	8,889
Receivable related to financing lease transactions	612	612
Liability incurred in accordance with tax receivable agreement	84,457	14,672
The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 1. NATURE OF OPERATIONS
Cresco Labs Inc. (“Cresco Labs” or the “Company”), formerly known as Randsburg International Gold Corp. was incorporated in the Province of British Columbia under the Company Act on July 6, 1990. The Company is one of the largest vertically-integrated multi-state cannabis operators in the United States licensed to cultivate, manufacture and sell retail and medical cannabis products primarily through Sunnyside*®, Cresco Labs’ national dispensary brand and third-party retail stores. Employing a consumer-packaged goods approach to cannabis, Cresco Labs’ house of brands is designed to meet the needs of all consumer segments and includes some of the most recognized and trusted national brands including Cresco®, High Supply®, Mindy’sTM, Good News®, RemediTM, Wonder Wellness Co.® and FloraCal® Farms. As of September 30, 2024, the Company operates in Illinois, Pennsylvania, Ohio, California, New York, Massachusetts, Michigan and Florida pursuant to applicable state and local laws and regulations. These include the Illinois Compassionate Use of Medical Cannabis Program Act and the Illinois Cannabis Regulation and Tax Act; the Pennsylvania Medical Marijuana Act; Chapters 3796 and 3780 of the Ohio Revised Code; the California Medicinal and Adult-Use Cannabis Regulation and Safety Act; the New York Marihuana Regulation and Taxation Act; Massachusetts General Laws Chapters 94G and 94I; the Michigan Medical Marihuana Act, the Michigan Medical Marihuana Facilities Licensing Act, the Michigan Regulation and Taxation of Marihuana Act, and the Michigan Marihuana Tracking Act; and Article X section 29 of the Florida Constitution and section 381.986, Florida Statues, respectively.

The Company trades on the Canadian Securities Exchange under the ticker symbol “CL,” on the Over-the-Counter Market under the ticker symbol “CRLBF” and on the Frankfurt Stock Exchange under the symbol “6CQ.”
The Company’s new corporate office is located at 600 W. Fulton Street, Suite 800, Chicago, IL 60661. The registered office is located at Suite 2500, 666 Burrard Street, Vancouver, BC V6C 2X8.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
(a)Basis of Preparation
The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“GAAP”). Certain information and footnote disclosures normally included in financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to Accounting Standards Codification 270 Interim Reporting. The financial data presented herein should be read in conjunction with the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2023 and 2022 as filed on SEDAR+ and EDGAR. The Consolidated Balance Sheet for the year ended December 31, 2023 was derived from audited financial statements filed on SEDAR+ on March 15, 2024 and EDGAR on March 18, 2024. In the opinion of management, the unaudited financial data presented includes all adjustments necessary to present fairly the financial position, results of operations and cash flows for the interim periods presented. Operating results for the three and nine months ended September 30, 2024 are not necessarily indicative of results that may be expected for any other reporting period. These unaudited condensed interim consolidated financial statements include estimates and assumptions of management that affect the amounts reported. Actual results could differ from these estimates. Certain immaterial prior period amounts were reclassified to conform to the current presentation.
(b)Basis of Measurement
The accompanying unaudited condensed interim consolidated financial statements have been prepared on a going concern basis, under the historical cost convention, except for certain loans receivable, investments, and contingent considerations, which are recorded at fair value. Historical cost is generally based upon the fair value of the consideration given in exchange for assets acquired and the contractual obligation for liabilities incurred.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(c)Functional and Presentation Currency
The Company’s functional currency and that of the majority of its subsidiaries is the United States (“U.S.”) dollar. The Company’s reporting currency is the U.S. dollar (“USD”). Foreign currency denominated assets and liabilities are remeasured into the functional currency using period-end exchange rates. Gains and losses from foreign currency transactions are included in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.
Assets and liabilities of foreign operations having a functional currency other than USD (e.g., Canadian dollar) are translated at the rate of exchange prevailing at the reporting date; revenues and expenses are translated at the monthly average rate of exchange during the period. Gains or losses on translation of foreign subsidiaries and net investments in foreign operations are included in Foreign currency translation differences, net of tax in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss and Accumulated other comprehensive loss on the Consolidated Balance Sheets.
(d)Basis of Consolidation
The unaudited condensed interim consolidated financial statements include the accounts of the Company and its subsidiaries with intercompany balances and transactions eliminated upon consolidation. Subsidiaries are those entities over which the Company has the power over the investee, is exposed, or has rights, to variable involvement with the investee; and has the ability to use its power to affect its returns. The following are Cresco Labs’ wholly-owned or controlled entities as of September 30, 2024:

Entity	Location	Purpose	Percentage Held
Cresco Labs Inc.	British Columbia, Canada	Parent Company
Cali-Antifragile Corp.	California	Holding Company	100%
River Distributing Co., LLC	California	Holding Company	100%
Sonoma's Finest fka FloraCal	California	Cultivation	100%
Cub City, LLC	California	Cultivation	100%
CRHC Holdings Corp.	Ontario, Canada	Holding Company	100%
Cannroy Delaware Inc.	Delaware	Holding Company	100%
Laurel Harvest Labs, LLC	Pennsylvania	Cultivation and Dispensary Facility	100%
JDRC Mount Joy, LLC	Illinois	Holding Company	100%
JDRC Scranton, LLC	Illinois	Holding Company	100%
Bluma Wellness Inc.	British Columbia, Canada	Holding Company	100%
Cannabis Cures Investments, LLC	Florida	Holding Company	100%
3 Boys Farm, LLC	Florida	Cultivation, Production and Dispensary Facility	100%
Farm to Fresh Holdings, LLC	Florida	Holding Company	100%
Cresco U.S. Corp.	Illinois	Holding Company	100%
Keystone Integrated Care, LLC	Pennsylvania	Dispensary	100%
Cresco Labs Michigan Management, LLC	Michigan	Holding Company	100%
MedMar Inc.	Illinois	Holding Company	100%
MedMar Lakeview, LLC	Illinois	Dispensary	88%
MedMar Rockford, LLC	Illinois	Dispensary	75%
Gloucester Street Capital, LLC	New York	Holding Company	100%
Valley Agriceuticals, LLC	New York	Cultivation, Production and Dispensary Facility	100%
Valley Agriceuticals Real Estate	New York	Holding Company	100%
JDRC Ellenville, LLC	Illinois	Holding Company	100%
CMA Holdings, LLC	Illinois	Holding Company	100%
BL Real Estate, LLC	Massachusetts	Holding Company	100%
BL Pierce, LLC	Massachusetts	Holding Company	100%
BL Uxbridge, LLC	Massachusetts	Holding Company	100%
BL Main, LLC	Massachusetts	Holding Company	100%
BL Burncoat, LLC	Massachusetts	Holding Company	100%
BL Framingham, LLC	Massachusetts	Holding Company	100%
BL Worcester, LLC	Massachusetts	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

Entity	Location	Purpose	Percentage Held
Cultivate Licensing LLC	Massachusetts	Holding Company	100%
Cultivate Worcester, Inc.	Massachusetts	Dispensary	100%
Cultivate Leicester, Inc.	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cultivate Framingham, Inc.	Massachusetts	Dispensary	100%
Cultivate Cultivation, LLC	Massachusetts	Cultivation and Production Entity	100%
CLVA, LLC	Virginia	Licensing	100%
High Road Holdings LLC	Delaware	Holding Company	100%
SPS Management, LLC	Delaware	Holding Company	100%
GoodNews Holdings, LLC	Illinois	Licensing Company	100%
Wonder Holdings, LLC	Illinois	Licensing Company	100%
JDRC Seed, LLC	Illinois	Educational Company	100%
CP Pennsylvania Holdings, LLC	Illinois	Holding Company	100%
Bay, LLC	Pennsylvania	Dispensary	100%
Bay Asset Management, LLC	Pennsylvania	Holding Company	100%
Ridgeback, LLC	Colorado	Holding Company	100%
Encanto Green Cross Dispensary, LLC	Arizona	Holding Company	100%
Cresco Labs Texas, LLC	Texas	Holding Company	100%
Cresco Labs, LLC	Illinois	Operating Entity	63%
Cresco Labs Ohio, LLC	Ohio	Cultivation, Production and Dispensary Facility	99%
Cresco Labs Notes Issuer, LLC	Illinois	Holding Company
Wellbeings, LLC	Delaware	CBD Wellness Product Development	100%
Cresco Labs SLO, LLC	California	Holding Company	100%
SLO Cultivation Inc.	California	Holding Company	80%
Cresco Labs Joliet, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Kankakee, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs Logan, LLC	Illinois	Cultivation and Production Facility	100%
Cresco Labs PA, LLC	Illinois	Holding Company	100%
Cresco Yeltrah, LLC	Pennsylvania	Cultivation, Production and Dispensary Facility	100%
Strip District Education Center	Pennsylvania	Holding Company	100%
AFS Maryland, LLC	Maryland	Holding Company	100%
JDC Newark, LLC	Ohio	Holding Company	100%
Verdant Creations Newark, LLC	Ohio	Dispensary	100%
Strategic Property Concepts, LLC	Ohio	Holding Company	100%
JDC Marion, LLC	Ohio	Holding Company	100%
Verdant Creations Marion, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 4, LLC	Ohio	Holding Company	100%
JDC Chillicothe, LLC	Ohio	Holding Company	100%
Verdant Creations Chillicothe, LLC	Ohio	Dispensary	100%
Strategic Property Concepts 5, LLC	Ohio	Holding Company	100%
JDC Columbus, LLC	Ohio	Holding Company	100%
Care Med Associates, LLC	Ohio	Dispensary	100%
Arizona Facilities Supply, LLC	Arizona	Holding Company	100%
Cresco Labs TINAD, LLC	Illinois	Holding Company	100%
TINAD, LLC	Illinois	Holding Company	100%
PDI Medical III, LLC	Illinois	Dispensary	100%
Cresco Labs Phoenix Farms, LLC	Illinois	Holding Company	100%
Phoenix Farms Partners, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois Asset Management, LLC	Illinois	Holding Company	100%
Phoenix Farms of Illinois, LLC	Illinois	Dispensary	100%
JDC Elmwood, LLC	Illinois	Holding Company	100%
FloraMedex, LLC	Illinois	Dispensary	100%
Cresco Edibles, LLC	Illinois	Holding Company	100%
TSC Cresco, LLC	Illinois	Licensing	75%
Cresco HHH, LLC	Massachusetts	Cultivation, Production and Dispensary Facility	100%
Cresco Labs Nevada, LLC	Nevada	Holding Company	100%

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

Entity	Location	Purpose	Percentage Held
Cresco Labs Missouri Management, LLC	Missouri	Holding Company	100%
JDRC Acquisitions, LLC	Illinois	Holding Company	100%
JDRC 7841 Grand LLC	Illinois	Holding Company	100%
JDRC Lincoln, LLC	Illinois	Holding Company	100%
JDRC Danville, LLC	Illinois	Holding Company	100%
JDRC Kankakee, LLC	Illinois	Holding Company	100%
JDRC Brookville, LLC	Illinois	Holding Company	100%
Cresco Labs Michigan, LLC[1]	Michigan	Cultivation and Production Facility	85%
1Legally, Cresco Labs Michigan, LLC is 85% owned by related parties within management of the Company.

Cresco U.S. Corp., which is wholly owned by the Company, is the sole manager of Cresco Labs, LLC; Cresco Labs, LLC is the sole owner and manager of Cresco Labs Notes Issuer, LLC. Therefore, the Company controls Cresco Labs Notes Issuer, LLC and has consolidated its results into the unaudited condensed interim consolidated financial statements.
Non-controlling interests (“NCI”) represent ownership interests in consolidated subsidiaries by parties that are not shareholders of the Company. They are shown as a component of total equity in the Consolidated Balance Sheets, and the share of income attributable to NCI is shown as Net income attributable to non-controlling interests, net of tax in the Unaudited Condensed Interim Consolidated Statements of Operations and in the Unaudited Condensed Interim Consolidated Statements of Comprehensive Loss. Changes in the parent company’s ownership that do not result in a loss of control are accounted for as equity transactions.
(e)Newly Adopted Accounting Pronouncements

The Company did not adopt any new accounting pronouncements during the three and nine months ended September 30, 2024.
(f)Reclassifications

The Company is presenting separately Additional paid-in-capital balances previously included in Share Capital on the Consolidated Balance Sheets and Unaudited Condensed Interim Consolidated Statements of Changes in Shareholders' Equity. The reclassifications had no effect on total shareholders' equity.

NOTE 3. INVENTORY
Inventory as of September 30, 2024 and December 31, 2023, consisted of the following:

($ in thousands)	September 30, 2024	December 31, 2023
Raw materials	$12,090	$12,067
Raw materials - non-cannabis	14,678	17,937
Work-in-process	33,612	52,120
Finished goods	30,128	24,138
Finished goods - non-cannabis	1,730	1,527
Inventory, net	$92,238	$107,789

During the three months ended September 30, 2024 and 2023, the net impact to the inventory reserve was a decrease of $0.5 million and an increase of $2.7 million, respectively. During the nine months ended September 30, 2024 and 2023, the net impact to inventory reserve was an increase of $1.9 million and $5.3 million, respectively. The expense related to the change in inventory reserve is included in Cost of goods sold presented in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 4. PROPERTY AND EQUIPMENT
Property and equipment as of September 30, 2024 and December 31, 2023 consisted of the following:

($ in thousands)	September 30, 2024	December 31, 2023
Land and Buildings	$209,009	$207,194
Machinery and Equipment	43,399	41,928
Furniture and Fixtures	43,026	37,912
Leasehold Improvements	183,228	173,614
Website, Computer Equipment and Software	11,567	11,124
Vehicles	2,784	2,892
Construction In Progress	11,279	14,483
Total property and equipment, gross	504,292	489,147
Less: Accumulated depreciation	(151,965)	(120,839)
Property and equipment, net	$352,327	$368,308

As of September 30, 2024 and December 31, 2023, costs related to unfinished construction at the Company’s facilities and dispensaries were capitalized in construction in progress and not depreciated. Depreciation will commence when construction is completed and the facilities and dispensaries are available for their intended use. Land costs at each balance sheet date are included in Land and Buildings.

The following table reflects depreciation expense related to property and equipment for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Depreciation expense included in cost of goods sold and ending inventory	$7,540	$7,356	$21,816	$25,718
Depreciation expense included in selling, general and administrative expense	4,003	4,333	11,731	9,961
Total depreciation expense	$11,543	$11,689	$33,547	$35,679

As of September 30, 2024 and December 31, 2023, ending inventory includes $8.9 million and $12.8 million of capitalized depreciation, respectively. For the three months ended September 30, 2024 and 2023, $8.1 million and $8.4 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $6.1 million and $4.9 million, respectively, for the same periods, related to depreciation capitalized to inventory in prior years.

For the nine months ended September 30, 2024 and 2023, $25.8 million and $24.5 million, respectively, of depreciation was recorded to Cost of goods sold, which includes $12.7 million and $9.8 million, respectively, related to depreciation capitalized to inventory in prior years.

During the nine months ended September 30, 2024, the Company sold $0.3 million of property and equipment and recorded a $0.1 million net gain on the sale. The gain is recorded in Other income, net in the Unaudited Condensed Interim Consolidated Statements of Operations.

During the second quarter of 2023, the Company recorded a $0.9 million net gain on the sale of a cultivation and manufacturing facility in Florida. The gain is recorded in Other income, net on the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 5. INTANGIBLE ASSETS AND GOODWILL
(a)Intangible Assets

Intangible assets consisted of the following as of September 30, 2024 and December 31, 2023:

	September 30, 2024
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$31,300	$(14,682)	$16,618
Trade Names	2,100	(1,733)	367
Permit Application Costs	21,008	(18,013)	2,995
Other Intangibles[1]	6,013	(5,998)	15
Indefinite-Lived Intangible Assets
Licenses	275,651	—	275,651
Total Intangible Assets	$336,072	$(40,426)	$295,646
1Other Intangibles include non-compete agreements and related amortization.

As of September 30, 2024, the remaining weighted-average amortization period for customer relationships acquired is 0.6 years. See Note 9 “Acquisitions” for additional information.

	December 31, 2023
($ in thousands)	Gross Carrying Amount	Accumulated Amortization	Net
Definite-Lived Intangible Assets
Customer Relationships	$31,000	$(11,623)	$19,377
Trade Names	2,100	(1,680)	420
Permit Application Costs	17,351	(15,980)	1,371
Other Intangibles[2]	6,013	(5,886)	127
Indefinite-Lived Intangible Assets
Licenses	275,671	—	275,671
Total Intangible Assets	$332,135	$(35,169)	$296,966
2Other Intangibles include non-compete agreements, non-solicitation agreements and related amortization.

The following table reflects the amortization expense related to definite-lived intangible assets for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Amortization expense included in cost of goods sold and ending inventory	$873	$1,171	$2,360	$2,817
Amortization expense included in selling, general and administrative expense	1,753	1,022	2,811	2,826
Total amortization expense	$2,626	$2,193	$5,171	$5,643

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

As of September 30, 2024 and December 31, 2023, ending inventory included $0.2 million and $1.0 million of capitalized amortization, respectively. For the three months ended September 30, 2024 and 2023, $1.1 million and $0.9 million of amortization expense was recorded to Cost of goods sold, which includes $0.5 million and $0.6 million, related to amortization capitalized to inventory in prior years. For the nine months ended September 30, 2024 and 2023, $2.7 million and $3.1 million of amortization expense was recorded to Cost of goods sold, which includes $1.0 million and $1.5 million, related to amortization capitalized to inventory in prior years.

The following table outlines the estimated amortization expense related to intangible assets for each of the next five years and thereafter:

($ in thousands)	Estimated Amortization Expense
2024	$1,904
2025	5,868
2026	4,270
2027	3,281
2028	2,963
Thereafter	1,709
Total estimated amortization expense	$19,995

(b)Goodwill

The changes in carrying amount of goodwill are as follows for the year ended December 31, 2023 and the nine months ended September 30, 2024:

($ in thousands)	Total
Balance at January 1, 2023	$330,555
Impairment loss	(50,858)
Balance at December 31, 2023	279,697
Additions from acquisitions	3,637
Measurement period adjustments	300
Balance at September 30, 2024	$283,634

(c)Impairment

During the third quarter of 2024, management determined it is more likely than not that the California reporting unit’s carrying value exceeded its fair value due to updated forecasts and projections for the reporting unit. As a result, $2.3 million of impairment charges reducing the carrying value of licenses was recognized in the Unaudited Condensed Interim Consolidated Statements of Operations.

During the third quarter of 2023, management determined it is more likely than not that the California, Florida and New York reporting units' carrying value exceeded their fair value due to updated forecasts and projections for the reporting units. As a result, $9.9 million, $79.4 million and $40.0 million, respectively, of impairment charges reducing the carrying value of goodwill and licenses were recognized in the Unaudited Condensed Interim Consolidated Statements of Operations.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

During the second quarter of 2023, management determined it is more likely than not that the Massachusetts reporting unit’s carrying value exceeded its fair value due to updated forecasts and projections for this reporting unit. As a result, a $21.5 million impairment charge reducing the carrying value of goodwill and licenses was recognized in the Unaudited Condensed Interim Consolidated Statements of Operation.

NOTE 6. SHARE CAPITAL
(a)Authorized
The authorized share capital of the Company is outlined in the Company’s audited annual consolidated financial statements and accompanying notes as of and for the years ended December 31, 2023 and 2022, which were previously filed on SEDAR+ and EDGAR. There have been no changes in authorized share capital as of September 30, 2024.
(b)     Issued and Outstanding

As of September 30, 2024 and 2023, issued and outstanding shares and units consisted of the following:

(shares in thousands)	Redeemable Units[1]	SVS[2]	PVS[3]	MVS[4]	SSVS[5]
Beginning balance, January 1, 2024	96,699	320,757	18,950	500	2
Stock options exercised	—	5	—	—	—
RSUs[6] issued	—	2,137	—	—	—
Issuance of shares related to acquisitions	—	1,497	—	—	—
Cresco LLC redemptions	(3,894)	3,894	—	—	—
PVS converted to SVS	—	1,288	(1,288)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	469	—	—	—
Ending Balance, September 30, 2024	92,805	330,047	17,662	500	2

Beginning balance, January 1, 2023	106,106	280,994	20,082	500	1
RSUs issued	—	1,426	—	—	—
Issuance of shares related to settlement of acquisition contingent consideration	—	27,091	—	—	—
Cresco LLC redemptions	(7,657)	7,657	—	—	—
PVS converted to SVS	—	662	(662)	—	—
Issuances related to employee taxes on certain share-based payment arrangements	—	344	—	—	—
Share issuances	—	—	—	—	1
Ending Balance, September 30, 2023	98,449	318,174	19,420	500	2
1 Redeemable units of Cresco Labs, LLC (“Redeemable Units”)
2 SVS includes shares pending issuance or cancellation
3 PVS presented on an “as-converted” basis to SVS (1-to-200)
4 Super Voting Shares (“MVS”)
5 SSVS presented on an “as-converted” basis to SVS (1-to-0.00001)
6 Restricted stock units (“RSUs”)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(i)     Issuance of Shares - Acquisitions
During the nine months ended September 30, 2024 and 2023, the Company issued shares in conjunction with certain acquisitions1 as follows:

(in thousands)	Acquisition date	SVS shares issued	Equity-based consideration
Nine Months Ended September 30, 2024
Keystone	April 24, 2024	1,497	$3,001

Nine Months Ended September 30, 2023
Laurel Harvest - Contingent Consideration	December 9, 2021	27,091	$47,238
1 Laurel Harvest, LLC (“Laurel Harvest”) and Keystone Integrated Care, LLC (“Keystone”)
(c)     Distribution to Non-controlling Interest Holders
Tax distributions are based off the tax rate determined by Cresco Labs Inc. (which is currently the highest U.S. individual income tax rates) applied to taxable income generated from the Cresco Labs, LLC partnership (i.e., not the whole Cresco group), which is the Company’s most significant distribution, and attributable to the NCI members. The Company has other tax and non-tax distributions that are calculated in accordance with each relevant operating agreement. As of September 30, 2024 and December 31, 2023, the Company had an asset of $2.3 million for tax-related distributions to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority interest holders and an accrual of $15.2 million for tax-related distributions to the 2023 and 2022 unit holders of Cresco Labs, LLC, respectively. The accrual for tax-related distributions is recorded based on the year-to-date tax liability attributable to non-controlling interests and the quarterly distributions paid are based on the prior year liability, in accordance with the IRS safe harbor rules, which resulted in an asset as of September 30, 2024. These distributions will reduce non-controlling interest upon payment.
In accordance with the underlying operating agreements, the Company declared and paid required distribution amounts to 2024 and 2023 unit holders of Cresco Labs, LLC and other minority holders of $2.3 million and $26.5 million during the three and nine months ended September 30, 2024. Similarly, the Company declared and paid required tax distribution amounts to 2023 and 2022 unit holders of Cresco Labs, LLC and other minority interest holders of $6.2 million and $38.2 million during the three and nine months ended September 30, 2023.
(d)     Changes in Ownership and Non-controlling Interests
During the nine months ended September 30, 2024, redemptions of 3.9 million Redeemable Units occurred, which were converted into an equivalent number of SVS. These redemptions resulted in a decrease of 1.5% in non-controlling interest in Cresco Labs, LLC. There were no redemptions of Redeemable Units during the three months ended September 30, 2024.

During the three and nine months ended September 30, 2023, redemptions of 0.8 million and 7.7 million Redeemable Units occurred, respectively, which were converted into an equivalent number of SVS. During each respective period, these redemptions resulted in a decrease of 0.9% and 3.0% in non-controlling interest in Cresco Labs, LLC.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

For the nine months ended September 30, 2024, net (loss) income attributable to non-controlling interest includes the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC[4]		Cresco Labs, LLC[1,3]
Revenue	$—		$31,698		$49,718		$11,674		$—		$16,948		$272,738
Gross profit	(397)		20,540		32,931		3,243		(99)		(32)		150,792
Net income (loss)	$92		$8,461		$26,468		$(3,857)		$(56)		$(5,134)		$516
Net (loss) income allocated to NCI	$52		$1,049		$6,619		$(46)		$(11)		$(746)		$2,221
NCI percentage as of September 30, 2024	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.2%	[1]	20.0%	[1]	15.0%	[1]	36.7%
1The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 36.7% NCI related to NCI for Cresco Labs Inc.
2The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3Includes the effect of LLC unit redemptions and other adjustments.
For the nine months ended September 30, 2023, net income (loss) attributable to non-controlling interest includes the following amounts:

($ in thousands)	TSC Cresco, LLC		MedMar Inc. (Lakeview)		MedMar Inc. (Rockford)		Cresco Labs Ohio, LLC		SLO Cultivation Inc.		Cresco Labs Michigan, LLC		Cresco Labs, LLC[1,3]
Revenue	$6,380		$37,525		$59,824		$6,987		$(180)		$18,775		$291,593
Gross profit	2,810		23,645		38,932		(484)		(2,498)		(836)		155,135
Net income (loss)	$630		$13,359		$30,215		$(4,646)		$(1,700)		$(1,764)		$(31,183)
Net income (loss) allocated to NCI	$157		$1,657		$7,554		$(46)		$(340)		$(265)		$(15,280)
NCI percentage as of September 30, 2023	25.0%	[1]	12.4%	[2]	25.0%	[2]	1.0%	[1]	20.0%	[1]	15.0%	[1]	39.0%
1The NCI percentage reflects the NCI that exists at Cresco Labs, LLC. There is a further 39.0% NCI related to NCI for Cresco Labs Inc.
2The NCI percentage reflects the NCI that exists at Cresco Labs Inc.
3Includes the effect of LLC unit redemptions and other adjustments.
The effects of changes in the Company's ownership interests in less than 100% owned subsidiaries during the three and nine months ended September 30, 2024 and 2023 were as follows:

	Three months ended September 30,		Nine Months Ended September 30,

($ in thousands)	2024	2023	2024	2023
Net loss attributable to Cresco Labs Inc.	$(10,541)	$(115,572)	$(70,066)	$(178,157)
Changes in Cresco Labs Inc. equity due to redemptions of Cresco Labs, LLC shares:
Share Capital	—	894	7,392	13,192
Accumulated Deficit	—	(1,520)	(10,881)	(17,542)
Total change from net loss attributable to Cresco Labs Inc. and change in ownership interest in Cresco Labs, LLC.	$(10,541)	$(116,198)	$(73,555)	$(182,507)

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 7. SHARE-BASED COMPENSATION
The Company has a share-based compensation plan (the “Plan”) for employees, board members and service providers. Under the Plan, stock options and RSUs issued have no voting rights and vest proportionately over periods ranging from the grant date to 5 years from the issuance date. Stock options exercised and RSUs issued are converted to SVS. Stock options expiration dates ranges from 8 years to 10 years after the grant date. During July 2024, the Plan was amended to increase the maximum number of shares that can be issued under the Plan to 10% of the issued and outstanding shares plus an additional 20 million shares. The calculation for the maximum number of shares that can be issued in under the Plan will remain in place until the 10% of the issued and outstanding shares is greater than 20 million shares, at that point the maximum number of shares issued under the plan shall not exceed 10% of the issued and outstanding shares.
(a)     Stock Options
On April 9, 2024, the Company commenced an offer for a one-time stock option exchange program (the “Option Exchange Program”) to certain employee option holders (“Eligible Participants”) who held certain underwater options and remained employed by the Company through the completion of the Option Exchange Program. Eligible Participants with an outstanding option that had an exercise price equal to or greater than $3.36 or 1.5 times the closing price on the expiration date, May 6, 2024, had the option to exchange their existing options for new options (“New Option”) that have an exercise equal to the higher of the closing price of the Company’s SVS as reported on the OTCQX market (the “OTC”) on the new option grant date. Eligible Participants had until May 6, 2024, to elect to exchange their existing shares. Pursuant to the Option Exchange Program, 266 eligible participants elected to exchange 3.9 million options for 2.2 million New Options. The Option Exchange Program was subject to a shareholder vote at the Annual General and Special Meeting. The meeting was held on July 10, 2024 and the Option Exchange Program was approved. On July 10, 2024, immediately following the shareholder approval, the Company granted 2.2 million New Options pursuant to the terms of the Option Exchange Program and the Plan. The exercise price of the New Options was $2.10, which was the closing price of the common stock on the OTC on May 6, 2024. The New Options received in exchange for any originally vested options have a new 1-year cliff vesting schedule and an 8-year contractual term. The New Options received in exchange for any originally unvested options have a new 2-year graded vesting schedule (with 50% vesting each year), and an 8-year contractual term.

The following table summarizes activity related to stock options outstanding as of and for the nine months ended September 30, 2024:

(Stock options and intrinsic value in thousands)	Number of stock options outstanding	Weighted-average exercise price	Weighted-average remaining contractual life (years)	Aggregate intrinsic value
Outstanding – January 1, 2024	24,103	$4.45	6.60	$328
Granted	4,623	1.49
Granted under the Option Exchange Program	2,237	2.10
Exercised	(5)	1.68
Forfeited	(2,288)	4.87
Cancelled under the Option Exchange Program	(3,887)	8.16
Outstanding - September 30, 2024	24,783	$3.08	6.57	$1,607
Exercisable - September 30, 2024	15,312	$3.51	5.47	$1,089

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

The fair value of stock options granted under the Plan during the nine months ended September 30, 2024 and September 30, 2023 was determined using the Black-Scholes option-pricing model with the following range of assumptions at the time of the grant:

	September 30, 2024	September 30, 2023
Risk-free annual interest rate	3.9% to 4.3%	3.7% to 3.9%
Expected annual dividend yield	0%	0%
Expected stock price volatility	80.3% to 84.4%	77.0% to 82.8%
Expected life of stock options	4.5 to 7.5 years	5.0 to 7.0 years
Forfeiture rate	9.9% to 34.0%	7.2% to 28.0%
Fair value at grant date	$0.94 to $1.55	$1.01 to $1.52
Stock price at grant date	$1.35 to $2.05	$1.50 to $2.01
Exercise price range	$1.35 to $2.10	$1.60 to $2.01

Volatility was estimated by using the average historical volatility of comparable companies from a representative group of direct and indirect peers of publicly traded companies, as the Company and the cannabis industry have minimal historical share price history available. An increase in volatility would result in an increase in fair value at grant date. The expected life, in years, represents the period of time that stock options issued are expected to be outstanding. The risk-free rate is based on U.S. treasury bills with a remaining term equal to the expected life of the stock options. The forfeiture rate is estimated based on historical forfeitures experienced by the Company.
(b)     Restricted Stock Units
The Company has an RSU program to provide employees an additional avenue to participate in the successes of the Company. The fair value of RSUs granted was determined by the fair value of the Company’s share price on the date of grant.

The following table summarizes activity related to RSUs outstanding as of and for the nine months ended September 30, 2024:

(Shares in thousands)	Number of RSUs outstanding	Weighted-average fair value
Outstanding – January 1, 2024	6,862	$2.91
Granted	4,903	1.41
Vested and settled	(2,218)	2.83
Forfeited	(614)	2.27
Outstanding - September 30, 2024	8,933	$2.15

(c)     Expense Attribution
(i)     Stock options
The following table sets forth the classification of share-based compensation expense related to stock options for the three and nine months ended September 30, 2024 and 2023:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Cost of goods sold	$152	$220	$779	$948
Selling, general and administrative expense	1,043	1,796	3,818	4,884
Total share-based compensation expense for stock options	$1,195	$2,016	$4,597	$5,832

Unrecognized share-based compensation expense as of September 30, 2024 for unvested stock options was $4.5 million and will be recorded over the course of the next 4.4 years.
(ii)     RSUs
The following table sets forth the classification of share-based compensation expense related to RSUs for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Cost of goods sold	$203	$239	$899	$1,157
Selling, general and administrative expense	1,159	1,684	4,852	5,762
Total share-based compensation expense for RSUs	$1,362	$1,923	$5,751	$6,919

Unrecognized share-based compensation expense related to RSUs as of September 30, 2024 is $5.8 million and will be recognized over the course of the next 4.0 years.
(iii)     Capitalized Inventory
As of September 30, 2024 and December 31, 2023, ending inventory includes $0.6 million and $0.7 million, respectively, of capitalized share-based compensation expense related to both stock options and RSUs. For the three months ended September 30, 2024 and 2023, $0.6 million and $0.6 million, respectively, of share-based compensation expense was recorded to Cost of goods sold, which includes $0.5 million and $0.5 million, respectively, related to share-based compensation expense capitalized to inventory in prior periods. For the nine months ended September 30, 2024 and 2023, share-based compensation expense was $0.2 million and $2.7 million, respectively, recorded to Cost of goods sold, which includes $0.7 million and $1.4 million, respectively, related to compensation expense capitalized to inventory in prior periods

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 8. LOSS PER SHARE
The following is a reconciliation for the calculation of basic and diluted loss per share for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,

($ in thousands, except per share amounts)	2024	2023	2024	2023
Numerator:
Net loss	$(7,694)	$(113,445)	$(60,928)	$(184,720)
Less: Net income (loss) attributable to non-controlling interests, net of tax	2,847	2,127	9,138	(6,563)
Net loss attributable to Cresco Labs Inc.	$(10,541)	$(115,572)	$(70,066)	$(178,157)

Denominator:
Weighted-average basic and diluted shares outstanding	347,360,904	337,466,885	344,652,104	318,718,524

Loss per Share:
Basic and diluted loss per share	$(0.03)	$(0.34)	$(0.20)	$(0.56)

For the three and nine months ended September 30, 2024 and 2023, potentially dilutive shares were not included in the computation of diluted loss per common share due to the net loss during the periods. Potentially dilutive shares for the three and nine months ended September 30, 2024 and 2023, consisted of the following:

	Three Months Ended September 30,		Nine Months Ended September 30,

(shares in thousands)	2024	2023	2024	2023
Redeemable Units	92,805	98,888	92,805	102,003
Stock options	24,783	24,980	24,783	24,980
RSUs	8,933	7,432	8,933	7,432
Total potentially dilutive shares	126,521	131,300	126,521	134,415

NOTE 9. ACQUISITIONS
On April 24, 2024, the Company completed the acquisition of Keystone for 100% ownership interest. As part of the acquisition, the Company acquired two operating dispensaries in Pennsylvania, as well as the rights to open a new store under a third license in the future. As of September 30, 2024, the Company recorded estimates of the fair value of assets acquired and liabilities assumed. In connection with the Keystone acquisition, transaction costs of $0.6 million were recorded as Selling, general and administrative expense in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2024.

Balances are subject to change during the measurement period, which will conclude at the earlier of the date the Company receives the information it is seeking about the facts and circumstances that existed as of the acquisition date, learns that more information is not obtainable, or one year following the acquisition date. Any changes to the preliminary estimates of the fair value of the assets acquired and liabilities assumed will be recorded as adjustments to those assets and liabilities, and residual amounts will be allocated to goodwill. During the three months ended September 30, 2024, the Company recorded measurement period adjustments related to changes in the valuation of certain assets, which resulted in a $0.3 million increase in goodwill.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

The table below summarizes the total consideration and net identifiable assets and liabilities acquired in connection with the Keystone acquisition during the nine months ended September 30, 2024:

($ in thousands)	Amount
Total consideration:
Common shares issued	$3,001
Cash	12
Payments of acquisition-related transaction costs on behalf of the acquiree	2,930
Payments	462
Contingent consideration	2,280
Total consideration	$8,685

Net identifiable assets (liabilities) acquired
Cash	$174
Inventory	250
Property and equipment	2,789
Other current assets	23
Customer relationships	300
Licenses	2,300
Total identifiable assets acquired	$5,836

Accounts payable	$(642)
Short-term liabilities	(446)
Total identifiable liabilities assumed	$(1,088)

Purchase price allocation
Net identifiable assets acquired	$4,748
Goodwill	3,937
Total consideration	$8,685

The Company calculated, on a pro-forma basis, the combined results of the acquired entity as if the Keystone acquisition had occurred on January 1, 2024. These unaudited pro forma results are not necessarily indicative of either the actual consolidated results had the acquisition occurred as of January 1, 2024, or of the future operating results.

Total unaudited pro-forma Revenue and Net loss for the combined company for the nine months ended September 30, 2024, was $549.5 million and $61.0 million, respectively.

For the three months ended September 30, 2024, Revenue and Net income from the Keystone acquisition was $1.4 million and $0.4 million, respectively. For the nine months ended September 30, 2024, Revenue and Net income from the Keystone acquisition was $3.4 million and $0.7 million, respectively.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(a)Deferred and Contingent Consideration
The following is a summary of Deferred and contingent consideration, short-term balances as of September 30, 2024 and December 31, 2023:

($ in thousands)	September 30, 2024	December 31, 2023
Valley Agriceuticals, LLC (“Valley Ag”) operating cash flows deferred consideration	$408	$—
Keystone	2,254	—
Total Deferred and contingent consideration, short-term	$2,662	$—
The following is a summary of Deferred and contingent consideration, long-term balances as of September 30, 2024 and December 31, 2023:

($ in thousands)	September 30, 2024	December 31, 2023
Valley Ag operating cash flows deferred consideration	$7,470	$6,577
Keystone	219	—
Total Deferred and contingent consideration, long-term	$7,689	$6,577
As of September 30, 2024, the total estimated liability related to the Valley Ag acquisition is $7.9 million. The liability is based on the present value of expected payments associated with the future cash flows of Valley Ag and the expected timing of those payments. As of September 30, 2024, the total estimated liability related to the Keystone acquisition is $2.5 million. The liability is based on the present value of expected payments associated with the future cash flows of Keystone and the expected timing of those payments.
During the three and nine months ended September 30, 2024, the Company recorded $1.2 million expense and $1.5 million of expense related to deferred and contingent considerations, respectively. For the three and nine months ended September 30, 2023, the Company recorded $2.3 million and $0.7 million of interest income related to deferred considerations, respectively. The expense is recorded in Interest expense, net in the Unaudited Condensed Interim Consolidated Statements of Operations. See Note 17 “Interest Expense, Net” for additional information.

NOTE 10. LONG-TERM NOTES AND LOANS PAYABLE, NET
The following table represents the Company’s Long-term notes and loans payable, net balances as of September 30, 2024 and December 31, 2023:

($ in thousands)	September 30, 2024	December 31, 2023
Senior Loan	$400,000	$400,000
Mortgage Loans	19,878	20,160
Short-term borrowings and interest payable	19,805	9,813
Financing liability	94,277	95,698
Total borrowings and interest payable	$533,960	$525,671
Less: Unamortized debt issuance costs	(12,373)	(16,141)
Less: Short-term borrowings and interest payable	(19,805)	(9,813)
Less: Current portion of financing liability	(2,450)	(2,004)
Total Long-term notes and loans payable, net	$499,332	$497,713

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(a)Senior Loan
On August 12, 2021, the Company closed on an agreement for a senior secured term loan with an undiscounted principal balance of $400.0 million (as amended, the “Senior Loan”) and an original issue discount of $13.0 million. A portion of proceeds from the Senior Loan were used to retire the then existing term loan, with the remainder to fund capital expenditures and pursue other targeted growth initiatives within the U.S. cannabis sector.
The Senior Loan accrues interest at a rate of 9.5% per annum, payable in cash semi-annually and has a stated maturity of August 12, 2026. The Company’s effective interest rate for the Senior Loan is 11.0%. The Company capitalized $10.9 million of borrowing costs related to the Senior Loan, of which $7.0 million is payable upon principal repayment of the Senior Loan and thus, is reflected within Other long-term liabilities on the Consolidated Balance Sheets.
The Senior Loan is secured by a guarantee from substantially all material subsidiaries of the Company, as well as by a security interest in certain assets of the Company and such material subsidiaries. The Senior Loan contains negative covenants which restrict the actions of the Company and its subsidiaries during the term of the loan, including restrictions on paying dividends, making investments and incurring additional indebtedness. The Company is also subject to compliance with affirmative covenants, some of which may require management to exercise judgment. In addition, the Company is required to maintain a minimum cash balance of $50.0 million.
On September 22, 2023, the Company amended the Senior Loan pursuant to which certain terms of the original Senior Loan were modified and consent was provided for the Company to enter into the Mortgage Loans further discussed below.

On August 29 2024, the Company entered into a second amendment the Senior Secured Term Loan Agreement (the “Amended Loan Agreement”). Pursuant to the terms of the Amended Loan Agreement, the Company may from time-to-time purchase by assignment all or a portion of the lender’s loans, plus applicable accrued and unpaid interest, on the terms and conditions set forth in the Amended Loan Agreement. As of September 30, 2024, the Company had not repurchased any loans. See Note 19 “Subsequent Events” for additional information on a repurchase that occurred subsequent to the report date.

The Company may prepay in whole, or in part, the Senior Loan at any time prior to the stated maturity date, subject to certain conditions. Any prepayment of the outstanding principal amount may be subject to a prepayment premium as defined in the loan agreement, and would include all accrued and unpaid interest and fees. Interest expense is discussed in Note 17 “Interest Expense, Net.”

(b)Mortgage Loans
On September 26, 2023, JDRC Ellenville, LLC (“Ellenville”), an indirect subsidiary of the Company, entered into loan agreements to borrow an undiscounted principal amount of $25.3 million (the “Mortgage Loans”). Borrowings under the terms of the Mortgage Loans bear an initial interest rate of 8.4% per annum, which is equal to the Federal Home Loan Bank (“FHLB”) Five Year Classic Regular Advance Rate, plus a 375-basis point spread. The Mortgage Loans have an effective interest rate of 10.2%. The Mortgage Loans are secured by real estate in Ellenville, New York and improvements thereto, and converts to a permanent term loan on the conversion date of November 1, 2028. The Mortgage Loans contains certain affirmative and negative covenants which restrict the actions of Ellenville during the term of the loan.
As of September 30, 2024 and December 31, 2023, the full commitment amount was not fully drawn, as $5.1 million of the principal balance will be advanced to Ellenville as it completes the buildout of the Ellenville cultivation center. As of September 30, 2024 and December 31, 2023, the Company incurred $1.9 million and $2.0 million, respectively, in deferred financing fees reflected within Long-term notes and loans payable on the Consolidated Balance Sheets.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

During the three and nine months ended September 30, 2024, the Company capitalized interest of $0.4 million and $1.3 million, respectively, related to the loan as the build-out of the Ellenville facility is still underway. After completion, interest will be expensed as incurred.
(c)    Financing Liabilities
The Company has additional financing liabilities for which the incremental borrowing rates range from 11.3% to 17.5% with remaining terms between 5.3 and 15.8 years, consistent with the underlying lease liabilities. The interest expense associated with financing liabilities is discussed in Note 17 “Interest Expense, Net.”

NOTE 11. REVENUES AND LOYALTY PROGRAMS
(a)Revenues
The following table represents the Company’s disaggregated revenue by source, due to the Company’s contracts with its customers, for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Wholesale	$62,047	$72,571	$194,165	$237,128
Dispensary	117,736	117,988	354,269	345,520
Total Revenues	$179,783	$190,559	$548,434	$582,648
The Company generates revenues, net of sales discounts, at the point in time the control of the product is transferred to the customer, as the Company has a right to payment and the customer has assumed significant risks and rewards of such product without any remaining performance obligation. Sales discounts were approximately 24.9% and 18.0% of gross revenue for the three months ended September 30, 2024 and 2023, respectively. Sales discounts were approximately 22.6% and 15.8% of gross revenue for the nine months ended September 30, 2024 and 2023, respectively. The Company does not enter into long-term sales contracts.
(b)Loyalty Programs
In the states of Illinois, New York, Florida, Ohio and Massachusetts; the Company has customer loyalty programs where retail customers accumulate points based on their level of spending. These points are recorded as a contract liability until customers redeem their points for discounts on cannabis products as part of an in-store sales transaction. Loyalty points may be redeemed by customers for $0.03 for each point off of future purchases. The Company records a performance obligation as a reduction of revenue that ranges between $0.01 and $0.02 per loyalty point, inclusive of breakage expectations in respective markets.
Upon redemption, the loyalty program obligation is relieved, and the offset is recorded as revenue. As of September 30, 2024 and December 31, 2023, there were 30.3 million and 71.2 million points outstanding, respectively. The contract liability totaled $0.5 million and $1.2 million, respectively, which is included in Accrued liabilities within the Consolidated Balance Sheets. The Company expects outstanding loyalty points to be redeemed within one year. Loyalty points generally expire after six months of no spend activity.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 12. RELATED PARTY TRANSACTIONS
(a)Transactions with Key Management Personnel and Certain Board Members
Related parties, including key management personnel and certain board members, hold 81.3 million Redeemable Units of Cresco Labs, LLC, which accounts for a deficit of $83.0 million in non-controlling interests as of September 30, 2024. During the three months ended September 30, 2024, the Company did not make any required tax distribution payments to unit holders of Cresco Labs, LLC which includes related parties, key management personnel and certain board members. During the nine months ended September 30, 2024, 69.8% of required tax distribution payments to unit holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members. During the three and nine months ended September 30, 2023, 86.4% and 71.3%, respectively, of required tax distribution payments to holders of Cresco Labs, LLC were made to related parties including to key management personnel and certain board members.
(b)Related Parties – Leases
For the three and nine months ended September 30, 2024 and 2023, the Company had lease liabilities for real estate lease agreements in which the lessors have a minority interest in MedMar Inc. (“MedMar”). The lease liabilities were incurred in January 2019 and May 2020 and expire in 2027 through 2030.
The Company has liabilities for real estate leases and other financing agreements in which the lessor is Clear Heights Properties where Dominic Sergi, former MVS shareholder, is Chief Executive Officer. The liabilities were incurred by entering into operating leases, finance leases and other financing transactions with terms that will expire in 2030. For the three and nine months ended September 30, 2024, the Company received $0.3 million in tenant improvement allowance reimbursements, while no reimbursements were received during the nine months ended September 30, 2023. The Company expects to receive further reimbursements of $0.4 million within the next twelve months.

Below is a summary of the expense resulting from the related party lease liabilities for the three and nine months ended September 30, 2024 and 2023:

		Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	Classification	2024	2023	2024	2023
Operating Leases
Lessor has minority interest in MedMar	Rent expense	$73	$73	$217	$217
Lessor is an MVS shareholder[1]	Rent expense	—	296	98	832

Finance Leases
Lessor has minority interest in MedMar	Depreciation expense	$76	$76	$229	$229
Lessor has minority interest in MedMar	Interest expense	54	62	166	187
Lessor is an MVS shareholder[1]	Depreciation expense	—	22	8	67
Lessor is an MVS shareholder[1]	Interest expense	—	17	5	53
1Lessor no longer a MVS shareholder as of March 31, 2024

Additionally, below is a summary of the ROU assets and lease liabilities attributable to related party leases as of September 30, 2024 and December 31, 2023:

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

	September 30, 2024		December 31, 2023
($ in thousands)	ROU Asset	Lease Liability	ROU Asset	Lease Liability
Operating Leases
Lessor has minority interest in MedMar	$1,194	$1,251	$1,294	$1,345
Lessor is an MVS shareholder[1]	—	—	5,332	5,429

Finance Leases
Lessor has minority interest in MedMar	$1,499	$2,003	$1,729	$2,210
Lessor is an MVS shareholder[1]	—	—	583	502
1Lessor no longer a MVS shareholder as of March 31, 2024.

The Company had other financing liabilities controlled by a former MVS holder; however, as of March 31, 2024, that related party is no longer an MVS holder and thus, the Company did not have any financing liabilities with related parties. During the three and nine months ended September 30, 2023, the Company recorded interest expense of $0.1 million and $0.2 million on those financing liabilities with related parties. As of December 31, 2023, the Company had $1.4 million of financing liabilities with related parties.

NOTE 13. COMMITMENTS AND CONTINGENCIES
(a)Claims and Litigation
From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. The Company accrues for estimated costs for a contingency when a loss is probable and can be reasonably estimated. No material loss contingencies were accrued as of September 30, 2024. As of September 30, 2024 and December 31, 2023, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s results of operations, financial positions or cash flows. There are also no proceedings in which any of the Company’s directors, officers or affiliates are an adverse party or has a material interest adverse to the Company’s interest.

In February 2024, the Company received a demand letter on behalf of former and current Cresco employees. The demand letter alleges the Company violated certain laws around regulations related to employee compensation. The demand letter proposed, and the parties have agreed, to mediate the potential claims. As of September 30, 2024, the matter was still pending, and the Company reasonably estimates the possible loss that may result from this matter at $0.8 million. This estimated possible loss is based upon currently available information and is subject to significant judgment, a variety of assumptions, and known and unknown uncertainties.

(b)Contingencies
The Company’s operations are subject to a variety of federal, state, and local regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on the Company’s operations, suspension or revocation of permits or licenses, or other disciplinary actions (collectively, “Disciplinary Actions”) that could adversely affect the Company’s financial position and results of operations. While management believes that the Company is in substantial compliance with state and local regulations as of September 30, 2024 and December 31, 2023, and through the date of filing of these financial statements, these regulations continue to evolve and are subject to differing interpretations and enforcement. As a result, the Company may be subject to Disciplinary Actions in the future.

(c)Commitments
As of September 30, 2024 and December 31, 2023, the Company had total commitments of $5.5 million and $2.3 million, respectively, related to material construction projects.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

The Company also has employment agreements with key management personnel which include severance in the event of termination with additional equity and/or compensation benefits totaling approximately $3.4 million and $3.1 million as of September 30, 2024 and December 31, 2023, respectively.

NOTE 14. FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT
Financial Instruments

The Company’s financial instruments are held at amortized cost (adjusted for impairments or expected credit losses (“ECLs”), as applicable) or fair value. The carrying values of financial instruments held at amortized cost approximate their fair values as of September 30, 2024 and December 31, 2023, due to their nature and relatively short maturity dates. Financial assets and liabilities with embedded derivative features are carried at fair value.

Financial instruments recorded at fair value are classified using a fair value hierarchy that reflects the significance of the inputs to fair value measurements. The three levels of hierarchy are:
•Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•Level 2 – Inputs other than quoted prices that are observable for the asset or liability, either directly or indirectly; and
•Level 3 – Inputs for the asset or liability that are not based on observable market data.
There have been no transfers into or out of Level 3 for the periods ended September 30, 2024 and December 31, 2023.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

The following tables summarize the Company’s financial instruments as of September 30, 2024 and December 31, 2023:

	September 30, 2024
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$153,295	$—	$—	$—	$153,295
Restricted cash[1]	6,511	—	—	—	6,511
Security deposits[2]	4,068	—	—	—	4,068
Accounts receivable, net	54,562	—	—	—	54,562
Loans receivable, short-term	532	—	—	—	532
Loans receivable, long-term	1,693	—	—	—	1,693
Investments	—	51	—	600	651

Financial Liabilities:
Accounts payable	$19,155	$—	$—	$—	$19,155
Accrued liabilities	60,481	—	—	—	60,481
Short-term borrowings	22,255	—	—	—	22,255
Current portion of lease liabilities	11,169	—	—	—	11,169
Deferred and contingent consideration, short-term	—	—	—	2,662	2,662
Lease liabilities	157,692	—	—	—	157,692
Deferred and contingent consideration, long-term	—	—	—	7,689	7,689
Long-term notes and loans payable, net	499,332	—	—	—	499,332
Other long-term liabilities[3]	153,396	—	—	—	153,396
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” and “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Unaudited Condensed Interim Consolidated Balance Sheets.
3Other long-term liabilities includes tax receivable agreement liabilities, income tax payable related to uncertain tax positions, deferred financing fees on our Senior Loan and escrow amounts related to a previous acquisition.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

	December 31, 2023
($ in thousands)	Amortized Cost	Level 1	Level 2	Level 3	Total
Financial Assets:
Cash and cash equivalents	$103,429	$—	$—	$—	$103,429
Restricted cash[1]	5,091	—	—	—	5,091
Security deposits[2]	4,408	—	—	—	4,408
Accounts receivable, net	51,070	—	—	—	51,070
Loans receivable, short-term	1,421	—	—	—	1,421
Loans receivable, long-term	826	—	—	—	826
Investments	—	49	81	600	730

Financial Liabilities:
Accounts payable	$27,587	$—	$—	$—	$27,587
Accrued liabilities	69,079	—	—	—	69,079
Short-term borrowings	11,817	—	—	—	11,817
Current portion of lease liabilities	9,416	—	—	—	9,416
Lease liabilities	163,811	—	—	—	163,811
Deferred consideration, long-term	—	—	—	6,577	6,577
Long-term notes and loans payable, net	497,713	—	—	—	497,713
Other long-term liabilities[3]	21,600	—	—	—	21,600
1Restricted cash balances include various escrow accounts related to investments, acquisitions and facility licensing requirements, which are included in “Restricted cash” on the Consolidated Balance Sheets.
2Security deposits are included in “Other non-current assets” on the Consolidated Balance Sheets.
3Other long-term liabilities includes Tax receivable agreement liabilities and deferred financing fees on our Senior Loan.

The following table presents a rollforward of the balance sheet amounts measured at fair value on a recurring basis and classified as Level 3. The classification of an item as Level 3 is based on inputs for assets or liabilities that are not based on observable market data.

Three and Nine Months Ended September 30, 2024
Level 3 Fair Value Measurements
($ in thousands)	Deferred and contingent consideration, short-term	Deferred and contingent consideration, long-term
Balance as of December 31, 2023	$—	$6,577
Change in fair value recorded in Interest expense, net	—	304
Balance as of March 31, 2024	$—	$6,881
Additions[1]	—	2,304
Change in fair value recorded in Interest expense, net	—	25
Balance as of June 30, 2024	$—	$9,210
Change in fair value recorded in Interest expense, net	169	972
Other[2]	2,493	(2,493)
Balance as of September 30, 2024	$2,662	$7,689
1See Note 9 “Acquisitions” for additional details related to the Keystone contingent consideration.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

Three and Nine Months Ended September 30, 2023
Level 3 Fair Value Measurements
($ in thousands)	Deferred consideration, contingent consideration, and other payables, short-term	Deferred consideration, long-term
Balance as of December 31, 2022	$47,821	$7,770
Change in fair value recorded in Interest expense, net	1,555	—
Payments[1]	(10,000)	—
Other[2]	1,658	(1,658)
Balance as of March 31, 2023	$41,034	$6,112
Change in fair value recorded in Interest expense, net	1,134	—
Change in fair value recorded in Other income, net	—	341
Payments[1]	(40,072)	—
Balance as of June 30, 2023	$2,096	$6,453
Change in fair value recorded in Interest expense, net	(1,078)	—
Change in fair value recorded in Other income, net	—	(1,253)
Other[2]	(1,018)	1,018
Balance as of September 30, 2023	$—	$6,218
1See Note 6 “Share Capital” for additional details related to payments.
2Other relates to reclassifications from long-term to short-term due to expected timing of payment.

(a)Loans receivable, short-term

The following is a summary of Loans receivable, short-term balances and valuation classifications (discussed further below) as of September 30, 2024 and December 31, 2023:

($ in thousands)	Valuation classification	September 30, 2024	December 31, 2023
Short-term loans receivable - Kurvana, net of ECL	Amortized cost	$532	$493
Short-term loans receivable - Spark’d, net of ECL	Amortized cost	—	928
Total Loans receivable, short-term		$532	$1,421

During the second quarter of 2023, the Company issued a $1.0 million short-term loan receivable to 280EZ LLC, an Illinois limited liability company (d/b/a Spark’d). The short-term loan receivable has a one-year term and interest accruing at 9.5% per annum, paid on a monthly basis. At the inception of the loan, an ECL determination was made. During the second quarter of 2024, the Company entered into an amended agreement with Spark’d, extending the term to three-years payable on June 16, 2027. The entire balance of the Spark’d loan was reclassified to loans receivable, long-term.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(b)Loans receivable, long-term

($ in thousands)	Valuation classification	September 30, 2024	December 31, 2023
Long-term loans receivable - Illinois Incubator, net of ECL	Amortized cost	$826	$826
Long-term loans receivable - Spark’d, net of ECL	Amortized cost	867	—
Total Loans receivable, long-term		$1,693	$826

Pursuant to the Illinois Cannabis Regulation and Tax Act, the Company has issued $0.3 million in loans to an Illinois company which has secured a Craft Grower License to operate in the state and $1.0 million in loans to groups that have been identified by the state of Illinois as having the opportunity to receive Conditional Adult Use Dispensing Organization Licenses. One (1) $0.1 million loan related to the Craft Grower License matures on July 20, 2026. The remaining loans of $1.2 million mature on July 20, 2027. The loans are measured at amortized cost and bear no interest.
During both the three and nine months ended September 30, 2024 and 2023, the Company recorded losses on provision on short-term and long-term loans receivable of $0.1 million and $0.3 million, respectively.
(c)Investments

The Company currently has investments in three entities: 420 Capital Management, LLC (“420 Capital”), a cannabis investment company; IM Cannabis Corp. (“IMC”), a pharmaceutical manufacturer that specializes in cannabis and OLD PAL LLC (“Old Pal”), a cannabis operator/licensor. 420 Capital and Old Pal investments are held at fair value and are classified as equity securities without a readily determinable fair value. The IMC investment is classified as a marketable security with a readily determinable fair value. During the nine months ended September 30, 2024, the Company wrote off its remaining investment balance of $0.1 million in Lighthouse Strategies, LLC.

Financial Risk Management
The Company is exposed in varying degrees to a variety of financial instrument-related risks. The Board of Directors and Company management mitigate these risks by assessing, monitoring, and approving the Company’s risk management processes:
(a)Credit and Banking Risk
Credit risk is the risk of a potential loss to the Company if a customer or a third-party to a financial instrument fails to meet its contractual obligations. The maximum credit exposure as of September 30, 2024 and December 31, 2023 is the carrying amount of cash, accounts receivable and loans receivable. The Company does not have significant credit risk with respect to its growth in its key retail markets, as payment is typically due upon transferring the goods to the customer at our dispensaries, which currently accept only cash and debit cards. Additionally, the Company does not have significant credit risk with respect to its loan counterparties as the interest rate on the Senior Loan is not variable and therefore, is not materially impacted by interest rate increases enacted by the Federal Reserve. The interest rate on our Mortgage Loans is based on the FHLB Five Year Classic Regular Advance Rates which matures every five (5) years and does not pose a significant credit risk. Although all deposited cash is placed with U.S. financial institutions in good standing with regulatory authorities, changes in U.S. federal banking laws related to the deposit and holding of funds derived from activities related to the cannabis industry have passed the U.S. House of Representatives but were not voted on within the U.S. Senate, and would need to be reintroduced by Congress. Given that current U.S. federal law provides that the production and possession of cannabis is illegal, there is a strong argument that banks cannot accept or deposit funds from

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

businesses involved with the cannabis industry, leading to an increased risk of legal actions against the Company and forfeitures of the Company’s assets.
The Company’s aging of Accounts receivables as of September 30, 2024 and December 31, 2023 was as follows:

($ in thousands)	September 30, 2024	December 31, 2023
0 to 60 days	$38,423	$41,820
61 to 120 days	10,820	8,117
120 days +	14,259	9,097
Total accounts receivable, gross	63,502	59,034
Allowance for doubtful accounts	8,940	7,964
Total accounts receivable, net	$54,562	$51,070
As of September 30, 2024, the Company had two customers that accounted for $16.6 million or 26.1% of the Company’s gross accounts receivable balance. As of December 31, 2023, one customer accounted for $7.2 million or 12.2% of the Company’s gross accounts receivable balance.
For the three and nine months ended September 30, 2024, the Company recorded a recovery on provision of $0.7 million and $1.2 million, respectively. An additional recovery on provision of $0.6 million was recorded compared to $0.9 million in bad debt expense related to invoice write-offs was recorded for the same three and nine month periods. For the three and nine months ended September 30, 2023, the Company recorded an ECL of $1.2 million and $4.0 million, respectively. An additional $2.0 million and $3.6 million in bad debt expense related to invoice write-offs was recorded for the same respective three and nine month periods.
(b)Asset Forfeiture Risk
Because the cannabis industry remains illegal under U.S. federal law, any property owned by participants in the cannabis industry, which are either used in the course of conducting such business, or are the proceeds of such business, could be subject to seizure by law enforcement and subsequent civil asset forfeiture. Even if the owner of the property was never charged with a crime, the property in question could still be seized and subject to an administrative proceeding by which, with minimal due process, it could be subject to forfeiture.
(c)Liquidity Risk

The accompanying unaudited condensed interim consolidated financial statements have been prepared assuming that the Company will continue as a going concern. For the nine months ended September 30, 2024, the Company has generated positive cash flows from operations and implemented certain cost cutting measures, which are expected to improve cash from operations.

Liquidity risk is the risk that the Company will not be able to meet its financial obligations associated with financial liabilities. The Company primarily manages liquidity risk through the management of its capital structure by ensuring that it will have sufficient liquidity to settle obligations and liabilities when due. As of September 30, 2024, the Company had working capital (defined as current assets less current liabilities) of $153.3 million. The Company also expects to be able to continue to raise debt or equity based capital, or sell certain assets, if needed, to fund operations and the expansion of its business.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

In addition to the commitments outlined in Note 13 “Commitments and Contingencies,” the Company has the following contractual obligations as of September 30, 2024:

($ in thousands)	< 1 Year	1 to 3 Years	3 to 5 Years	> 5 Years	Total
Accounts payable & Accrued liabilities	$74,279	$—	$—	$—	$74,279
Deferred and contingent consideration, short-term	2,662	—	—	—	2,662
Operating leases liabilities	29,363	59,160	59,107	140,028	287,658
Finance lease liabilities	4,995	10,332	10,277	14,494	40,098
Deferred and contingent consideration, long-term	—	7,689	—	—	7,689
Short-term borrowings and Long-term notes and loans payable	33,612	428,627	29,801	110,646	602,686
Tax receivable agreement liability	5,357	10,891	11,329	56,880	84,457
Other long-term liabilities	—	8,510	—	—	8,510
Total obligations as of September 30, 2024	$150,268	$525,209	$110,514	$322,048	$1,108,039

(d)Market Risk
(i)Currency Risk
The operating results and balance sheet of the Company are reported in USD. As of September 30, 2024 and December 31, 2023, the Company’s financial assets and liabilities are primarily in USD. However, from time to time, some of the Company’s financial transactions are denominated in currencies other than USD. The results of the Company’s operations are subject to currency transaction and translation risks. During the three and nine months ended September 30, 2024, the Company recorded loss on foreign currency exchange of $0.2 million and gain on foreign currency exchange of $0.2 million, respectively. The Company recorded $0.2 million a gain on foreign currency exchanges and a $0.1 million loss on foreign currency exchange during the three and nine months ended September 30, 2023, respectively.
As of September 30, 2024 and December 31, 2023, the Company had no hedging agreements in place with respect to foreign exchange rates. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks at this time.
(ii) Interest Rate Risk
Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. An increase or decrease in the Company’s incremental borrowing rate would result in an associated increase or decrease in deferred considerations and interest expense, net. The Company’s Amended Senior Loan accrues interest at a rate of 9.5% per annum and has an effective interest rate of 11.0%. The Company’s Mortgage Loans accrue interest at a rate of 8.4% per annum and have an effective interest rate of 10.2%.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

(iii)Price Risk
Price risk is the risk of variability in fair value due to movements in equity or market prices. The Company is subject to price risk related to deferred and contingent considerations that are valued based on the Company’s own stock price. An increase or decrease in stock price would result in an associated increase or decrease to deferred and contingent considerations with a corresponding change to Other income, net.
(iv)Tax Risk

Tax risk is the risk of changes in the tax environment that would have a material adverse effect on the Company’s business, results of operations and financial condition. Currently, state-licensed marijuana businesses are assessed a comparatively high effective federal tax rate due to Internal Revenue Code (“IRC”) Section 280E, which bars businesses from deducting all expenses except their cost of goods sold when calculating federal tax liability. Any increase in tax levies resulting from additional tax measures may have a further adverse effect on the operations of the Company, while any decrease in such tax levies will be beneficial to future operations. See Note 18 “Provision for Income Taxes and Deferred Income Taxes” for the Company’s disclosure of uncertain tax positions.
(v)Regulatory Risk
Regulatory risk pertains to the risk that the Company’s business objectives are contingent, in part, upon the compliance of regulatory requirements. Due to the nature of the industry, the Company recognizes that regulatory requirements are more stringent and punitive in nature. Any delays in obtaining, or failure to obtain regulatory approvals can significantly delay operational and product development and can have a material adverse effect on the Company’s business, results of operations and financial condition. The Company is cognizant of the advent of regulatory changes occurring in the cannabis industry on the city, state, and national levels. Although the regulatory outlook on the cannabis industry has been moving in a positive trend, any unforeseen regulatory changes could have a material adverse impact on the goals and operations of the Company’s business.
(vi) Economic Risk

The Company’s business, financial condition and operating results may be negatively impacted by challenging global economic conditions. A global economic slowdown would cause disruptions and extreme volatility in global financial markets, increased rates of default and bankruptcy and declining consumer and business confidence, which can lead to decreased levels of consumer spending. These macroeconomic developments could negatively impact the Company’s business, which depends on the general economic environment and levels of consumer spending. As a result, the Company may not be able to maintain its existing customers or attract new customers, or the Company may be forced to reduce the price of its products. The Company is unable to predict the likelihood of the occurrence, duration, or severity of such disruptions in the credit and financial markets or adverse global economic conditions. Any general or market-specific economic downturns could have a material adverse effect on our business, financial condition and operating results.

(vii) Inflation Risk
The Company has experienced increased inflationary pressures, including increased cultivation costs, distribution costs, and operating expenses, which have adversely impacted our operating results. The Company anticipates inflationary pressures to continue throughout 2024. The Company maintains strategies to mitigate the impact of higher raw material, energy, and commodity costs, which include cost reduction, sourcing and other actions, which may help to offset a portion of the adverse impact.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 15. VARIABLE INTEREST ENTITIES
The following table presents the summarized financial information about the Company’s consolidated variable interest entities (“VIEs”) before eliminations, which are included in the Consolidated Balance Sheets as of September 30, 2024 and December 31, 2023. All of these entities were determined to be VIEs as the Company possesses the power to direct activities through written agreements and is subject to the risks and rewards as a primary beneficiary:

	September 30, 2024	December 31, 2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Current assets	$14,927	$15,485
Non-current assets	80,895	75,622
Current liabilities	(1,330)	(1,476)
Non-current liabilities	(134,617)	(124,793)
Non-controlling interests	828	258
Deficit attributable to Cresco Labs Inc.	39,297	34,904
The following table presents the summarized financial information about the Company’s consolidated VIEs before eliminations, which are included in the Unaudited Condensed Interim Consolidated Statements of Operations for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
	2024	2023	2024	2023
($ in thousands)	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC	Cresco Labs Michigan, LLC
Revenue	$5,337	$8,304	$16,948	$18,775
Net loss attributable to non-controlling interests	(233)	(108)	(746)	(265)
Net loss attributable to Cresco Labs Inc.	(1,353)	(396)	(4,388)	(4,468)
Net loss	(1,586)	(503)	(5,134)	(4,732)

NOTE 16. SEGMENT INFORMATION
The Company operates in one segment, the cultivation, manufacturing, distribution, and sale of cannabis. The Chief Executive Officer, President, and Chief Financial Officer of the Company have been identified as the Chief Operating Decision Makers (“CODMs”) and manage the Company’s operations as a whole. For the purpose of evaluating financial performance and allocating resources, the CODMs review certain financial information presented on a consolidated basis accompanied by information disaggregated by wholesale and retail customers and geographic region. For both the three and nine months ended September 30, 2024 and 2023, the Company generated 100.0% of its revenue in the U.S.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

NOTE 17. INTEREST EXPENSE, NET
Interest expense, net consisted of the following for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Interest expense – notes and loans payable	$(9,711)	$(9,711)	$(28,922)	$(33,864)
Interest expense – financing activities	(2,875)	(2,923)	(8,680)	(8,822)
Accretion of debt discount and amortization of deferred financing fees	(1,261)	(1,128)	(3,654)	(3,257)
Interest expense – leases	(786)	(871)	(2,374)	(2,691)
Interest income	771	564	2,265	1,482
Other interest (expense) income[1]	(1,154)	2,305	(1,535)	664
Interest expense, net	$(15,016)	$(11,764)	$(42,900)	$(46,488)
1For the three months ended September 30, 2024 the Company recorded interest expense of $1.0 million and $0.2 million related to Valley Ag operating cash flows deferred consideration and Keystone contingent consideration, respectively, compared to $2.3 million of interest income related to the Valley Ag operating cash flows deferred consideration for the three months ended September 30, 2023. For the nine months ended September 30, 2024, the Company recorded interest expense of $1.3 million and of $0.2 million, related to Valley Ag operating cash flows deferred consideration and Keystone contingent consideration, respectively. For the nine months ended September 30, 2023 the Company recorded $1.2 million of interest income related to the Valley Ag operating cash flows deferred consideration and $0.8 million of interest expense related to Laurel Harvest deferred consideration. See Note 9 “Acquisitions” for additional information related to deferred and contingent considerations.

See Note 10 “Long-term Notes and Loans Payable, Net” for additional information on Interest expense – notes and loans payable, Accretion of debt discount and amortization of deferred financing fees, and Interest expense – financing activities.

NOTE 18. PROVISION FOR INCOME TAXES AND DEFERRED INCOME TAXES
As the Company operates in the cannabis industry, the Company is subject to the limits of IRC Section 280E for U.S. federal income tax purposes as well as some state income tax purposes. Under IRC Section 280E, the Company is only allowed to deduct expenses directly related to sales of product. This results in permanent differences between ordinary and necessary business expenses deemed non-allowable under IRC Section 280E. Additionally, certain states including Arizona, California, Illinois, Maryland, Massachusetts, Michigan, New York, and Pennsylvania do not conform to IRC Section 280E and, accordingly, the Company generally deducts all operating expenses on its income tax returns in these states.
During the second quarter of 2024, the Company recorded the following significant tax and tax-related items due to uncertain tax positions that its operations are not subject to IRC Section 280E and therefore intends to deduct such expenses with a related uncertain tax liability offsetting such deductions.
•The Company’s tax receivable agreement liability increased by $61.1 million recorded in Other long-term liabilities on the Consolidated Balance Sheets, which was materially driven by this change.

•The Company recorded $25.8 million in Other long-term liabilities on the Consolidated Balance Sheets.

The Company is treated as a United States corporation for U.S. federal income tax purposes under IRC Section 7874 and is subject to U.S. federal income tax on its worldwide income. However, for Canadian tax purposes the Company, regardless of any application of IRC Section 7874, is treated as a Canadian resident company, as defined in the Income Tax Act (Canada), for Canadian income tax purposes. As a result, the Company is subject to taxation both in Canada and the United States.

Cresco Labs Inc. Notes to the Unaudited Condensed Interim Consolidated Financial Statements For the Three and Nine Months Ended September 30, 2024 and 2023

Additionally, the Company recorded an increase to its tax receivable agreement liability by $8.8 million due to normal course exchange activity and the impact of the state of Pennsylvania effectively decoupling from the application of IRC Section 280E beginning for taxable years commencing after December 31, 2023.

During the three months ended September 30, 2024, the Company recorded an additional $14.9 million in Other long-term liabilities on the Consolidated Balance Sheets. No additional material adjustments to the tax receivable agreement liability were recorded.

Provision for income taxes consists of the following for the three and nine months ended September 30, 2024 and 2023:

	Three Months Ended September 30,		Nine Months Ended September 30,
($ in thousands)	2024	2023	2024	2023
Income (loss) before income taxes	$11,322	$(119,191)	$(13,671)	$(159,720)
Income tax expense (benefit)	19,016	(5,746)	47,257	25,000
Effective tax rate	168.0%	4.8%	(345.7)%	(15.7)%

NOTE 19. SUBSEQUENT EVENTS
The Company has evaluated subsequent events through November 8, 2024, which is the date on which these financial statements were issued.
On October 25 2024, the Company repurchased $40.0 million principal amount of our Senior Loan and paid $0.3 million of accrued interest. There were no prepayment penalties or exit fees due on this repurchase. The purpose of this transaction is to reduce the Company’s Senior Loan balance and annual cash interest cost at an amount less than what would have been due at maturity.